Boston

Hartford

Hong Kong

London

Los Angeles

New York

Orange County

San Francisco

Santa Monica

Silicon Valley

Tokyo

Washington

Bingham McCutchen LLP

399 Park Avenue

New York, NY 10022-4689

T +1.212.705.7000

F +1.212.752.5378

bingham.com

Thomas M. Majewski

Direct Phone:   212.705.7523

Direct Fax:        212.702.3653

thomas.majewski@bingham.com

December 8, 2009

VIA EDGAR

Howie Hallock

Securities and Exchange Commission

Division of Investment Management

101 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Evermore Funds Trust (formerly Evermore Value Funds Trust)
(the “Registrant”)
File Nos. 333-162066 811-22335

Dear Mr. Hallock,

On behalf of the Registrant, following is a response to your comment letter dated November 20, 2009.   For your convenience, we restated each Staff Comment using the same number order followed by the Registrant’s response.   The Registrant would greatly appreciate being declared effective on or about December 11, 2009.

PROSPECTUS

Comment:

1.  The prospectus states, at page 4, in the first paragraph under the heading “Principal Investment Strategies,” that the Global Fund may invest in securities of issuers in any country, including the United States, but it does not list the specific names (except for the United States) or number of countries involved.  Please disclose this information in the first paragraph, or, if the Global Fund does not expect to substantially invest in a number of different countries, please explain and justify in your response the use of the word “global” in its name. See Investment Company Act Release No. 24828 (Jan. 17, 2001) (Investment Company Names Adopting Release), at note 42. Please also include a statement in the first paragraph that at least 40% of the Global Fund’s investments will be made in the securities of issuers located outside of the United States.

Response:

•                  The Registrant has added to the first paragraph under the heading “Principal Investment Strategies”: “The Global Value Fund will invest at least 40% of its assets, and may invest up to 100% of its assets, in the securities of issuers located in various foreign countries.  Such securities may include sovereign debt and participations in foreign government debt”  to the first paragraph under the heading “Principal Investment Strategies” and removed from page 5:  “The Adviser, under normal market conditions, intends to invest at least 50% of the Global Fund’s total assets in equity and debt securities issued by foreign companies and governments.”

Comment:

2.  We have some additional comments on the disclosure of the Global Fund’s principal strategies under “Principal Investment Strategies,” beginning at page 4 of the prospectus, as follows.

(a)  Please revise the discussion set forth after the side headings “Merger/Arbitrage Situations” and “Distressed Companies” to clarify the meaning of the statement that the Global Fund will invest “to a lesser extent” in arbitrage situations and distressed companies.  As a related matter, please disclose the principal risks of such investments in more clear detail in the subsequent discussion of principal investment risks for these Funds, which currently appears on page 8 of the prospectus, under the heading “Principal Investment Risks of Both Funds.”

Response:

•                  The Registrant has added to “Catalyst-Driven, Undervalued Equity Securities” paragraph:  “primarily” and added to page 8:  “A merger or other restructuring or tender or exchange offer proposed at the time the Funds invest in a merger/arbitrage situation may not be completed on the terms or within the time frame contemplated, resulting in losses to the Funds. Debt obligations of distressed companies typically are unrated, lower-rated, in default or close to default. Also, securities of distressed companies are generally more likely to become worthless than the securities of more financially stable companies.”

Comment:

(b)  At page 4, following the side heading “Cash,” please briefly explain how the Adviser expects to use cash to help manage risk, or, in the alternative, include such an explanation later in the prospectus, under the heading “Additional Information about Principal Investment Strategies and Principal Risks” at page 12. In addition, please be certain to co-ordinate the disclosure added to the prospectus in response to this comment with the description of the Fund’s temporary investment policies in the final full paragraph of this section on page 5.

Response:

•                  The Registrant has revised the Cash bullet point to read: “Cash and Short Term Debt Instruments.  A portion of the Global Value Fund’s total assets will be invested in cash and short term debt instruments including, but not limited to, government obligations in the local currency of any developed country including the U.S., commercial paper and certificates of deposit.”  The Registrant has made the same change for the European Value Fund.

Comment:

(c)  Also at page 4, following the side heading “Hedging,” the prospectus identifies certain financial instruments the Adviser may use in hedging strategies for the Global Fund, without limiting the use of such instruments to those specifically identified. Accordingly, please either delete the phrase “but not limited to” or specifically identify each of the financial instruments the Adviser expects to use in hedging strategies for the Global Fund.

Response:

•                  The Registrant has added “Please see “Hedging and Income Transactions” in the Statement of Additional Information (SAI) for additional hedging strategies that may be employed by the Adviser.”  The Registrant has made the same change for the European Value Fund.

Comment:

(d)  Please confirm in your response letter that the strategies referred to as “Activism” and “Operating Experience” in their respective side headings, at page 5, are principal strategies. See also Comment 3, below.

Response:

•                  Activism and operating experience are not so much principal investment strategies, but approaches the Adviser may employ to manage and evaluate investments.

Comment:

(e)  Please reconcile the statement that Global Fund will not hold arbitrage investments for a substantial period of time with its investment objective to achieve long-term capital growth.

Response:

•                  The Registrant has revised the investment objective from “long-term capital growth” to “capital appreciation”.

Comment:

(f)  Please substitute the word “will” for “may” in the reference to the Global Fund’s non-diversified status.

Response:

•                  The Registrant has deleted the paragraph that the Fund may be non-diversified on page 5 and has deleted the paragraph on Diversification Risk on page 14.  The Registrant has also added to the “Fundamental Investment Policies/Restrictions” section of the SAI the following two restrictions:

•                  With respect to 75% of its total assets (exclusive of cash, cash items, and government securities), may not invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer.

•                  With respect to 75% of its total assets, may not acquire more than 10% of the outstanding voting securities of any issuer.

Comment:

(g)  We note expressly that our comments on the discussion in the prospectus of the Global Fund’s principal investment strategies also apply to the discussion of the European Fund’s principal investment strategies, which begins at page 6 of the prospectus.

Response:

•                  Registrant has made appropriate changes to the “Principal Investment Strategies” section of the European Value Fund.

Comment:

3.  The prospectus states, at page 5, under the heading “Principal Investment Strategies -Operating Experiences” regarding the Global Fund, and reiterates at page 6 under an identical heading for the European Fund, that the Adviser plans to use the significant U.S. and foreign business experience of certain “individuals of the Adviser’s management” to help evaluate investments for both Funds. The prospectus subsequently states, at page 17, that David E. Marcus is the portfolio manager for each Fund.

(a)  Please summarize in the above-cited parts of the prospectus at pages 5 and 6, respectively, and describe in more specific detail subsequently in the prospectus, as appropriate, the role that the experienced business personnel who are part of the “Adviser’s management” will perform in evaluating investments for each Fund in the securities of distressed or undervalued companies, merger/arbitrage situations, or otherwise.

Response:

•                  The Registrant has clarified in the “Operating Experience” sections that operating experience relates to the Lead Portfolio Manager.  The Registrant has revised the “Portfolio Management” section by adding to the bio of the Lead Portfolio Manager, David Marcus.  The Registrant also added Jae Chung as co-portfolio manager of the Funds.

Comment:

(b)  Please briefly describe, either in this part of the prospectus at pages 5 and 6, or subsequently, as appropriate, the employment arrangements between the Adviser and such experienced business personnel and, in addition, briefly discuss and compare their principal responsibilities with those of Mr. Marcus, who we understand will be primarily responsible for making day-to-day investment decisions for each Fund. Further in this regard, please disclose more specific details concerning the Adviser’s

“activist role” in controlling or influencing management of companies in which the Funds invest. As a final related matter, please review and, as necessary or appropriate, revise the discussion in the prospectus pertaining to the portfolio management of each Fund. See Item 5(a)(2), and related instructions, Form N-1A.

Response:

•                  See response to (3)(a) above.  The Registrant has clarified language in the “Activism” sections.  With regard to portfolio management compensation, the Registrant revised a sentence in the “Portfolio Manager” section of the SAI to read:  “As of December 8, 2009, the compensation of each portfolio manager consisted of a fixed based salary and a partnership interest in the firm’s profits.”

Comment:

4.  In the third full paragraph on page 7 the prospectus defines “European companies” as issuers who meet at least one of three alternative standards set forth in items “(i),” “(ii),” and “(iii).” We question whether issuers who only meet items “(i)” or “(ii),” but not both, may properly be considered “European.” Accordingly, please revise the definition, as appropriate, to fully address this issue. The same paragraph also refers to the European Union, whose member countries should be individually identified somewhere in the prospectus.

Response:

•                  The Registrant has deleted item (i) to address the Staff’s concerns.  The Registrant has also revised the paragraph to list a portion of the member countries of the European Union in which the Adviser would primarily seek to make investments.

Comment:

5.  At page 8, under “Principal Investment Risks of Both Funds,” the prospectus describes the principal risks of each Fund’s portfolio. Please rearrange this information so that the prospectus describes the principal investment risks of each Fund immediately after the discussion of its principal investment strategies.

Response:

•                  The Registrant has rearranged the language under “Principal Investment Risks of Both Funds” so that the information under this section appears immediately following each of the Fund’s principal investment strategies.

Comment:

6.  Also at-page 8 under “Principal Investment Risks of Both Funds,” the prospectus refers to unspecified additional risks that are not described there. Please disclose in this section all the principal investment risks of the Funds. See also Comment 9, below.

Response:

•                  The Registrant has revised the first paragraph to address Staff concerns.

Comment:

7.  We have the following comments on the fee table for the Global Fund, which also apply to the European Fund fee table.

(a)  Footnote 1 to the fee table for the Global Fund, at page 9 of the prospectus, describes a conversion feature for Class A and Class C shares and states that the conversions will not be automatic. Please provide a brief legal analysis supporting the use of such a conversion feature under Rule 18f-3 of the 1940 Act in your response letter. In that connection, see also Item 7(c)(3) of Form N-1A.

Response:

Footnote 1 to the fee table for the Global Value Fund and European Value Fund has been deleted.

Comment:

(b)  Footnote 4 to the table states that the Funds will charge a wire fee for certain redemptions. Please disclose the amount of this fee.

Response:

•                  The Registrant has inserted a wire fee of $15 to what is now Footnote 3.

Comment:

(c)  Footnote 7 to the table states that the Adviser has contractually agreed to limit the Fund’s operating expenses for its first fiscal year to certain specified amounts for Class A shares, Class C shares, and Class I shares, respectively. Please include this agreement in Part C of the registration statement in a pre-effective amendment. Please also disclose the ending date of the Fund’s first fiscal year, who can terminate the agreement and the circumstances under which that may be done, See Instr. 3(e), Item 3 of revised Form N-1.

Response:

•                  The Registrant has revised the paragraph that is now in Footnote 6 to read: “If the expenses excluded under the Expense Limitation Agreement increase in future years above the current year estimates, the Funds’ total expense figures would be higher than those shown in the table. This undertaking is in effect through December 31, 2010, is reevaluated on an annual basis, and may only be terminated by the Board of Trustees. Without this undertaking, expenses for these share classes would be higher. The Adviser will be permitted to recover, on a class by class basis, expenses it has borne through the undertakings described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant undertaking. The Board of Trustees must approve any recoupment payment made to the Adviser. The Fund will not be obligated to pay any such deferred fees and expenses more than one year after the end of the fiscal year in which the fee and expense was deferred.”.  This agreement will be included in Part C of the registration statement in a pre-effective amendment.

Comment:

(d)  Footnote 7 mentions interest expenses. Does the Fund expect to have interest expenses?

Response:

•                  The Registrant has removed “interest expense” from what is now Footnote 6.

Comment:

(e)  Footnote 7 also mentions organizational expenses. Please specify in your response letter the amount of these expenses and the time period over which it is expected they will be amortized.

Response:

•                  The Registrant has removed organization expenses from what is now Footnote 6.  Organizational expenses will be paid by the Adviser.

Comment:

(f)  Please revise the introductory narrative to the Example to indicate that it assumes the costs shown there reflect net expenses for the first year and gross expenses thereafter.

Response:

•                  The Registrant has revised the paragraph to read: “This example helps you compare the costs of investing in the Global Value Fund with other mutual funds. Your actual costs may be higher or lower.  The first example assumes that you redeem all of your shares at the end of those periods. The second example assumes that you keep your shares. Both examples also assume the following: that you invest $10,000 for the periods shown; that you reinvest all distributions and dividends without a sales charge; that the Global Value Fund’s operating expenses (before expense reimbursements, if any) remain the same; that the Adviser’s expense limitation agreement is in effect for year one; and that your investment has a 5% return each year (the assumption of a 5% return is required by the Securities and Exchange Commission for this example and is not a prediction of future performance).”

Comment:

(g)  Please either include a line item for acquired fund fees and expenses in the fee table or explain in your response letter the grounds for not including such information given the fact that, as the prospectus indicates at page 13, the Funds apparently may invest substantially in exchange-traded other acquired funds as a principal strategy under certain circumstances.

Response:

•                  The Funds do not plan to make substantial investments in ETFs.  The Registrant has deleted the paragraph concerning ETF investments from the “Additional Information about Principal Investment Strategies and Principal Risks” section of the prospectus.

Comment:

8.  Please include in a pre-effective amendment the numerical and other information required to be set forth in the prospectus and SAI that has been omitted from the initial registration, including the dollar amounts required to be shown in the examples at pages 10 and 12 of the prospectus for the respective Funds.

Response:

•                  The Registrant has added numerical information to the Examples.

Comment:

9.  We have the following comments on the section of the prospectus beginning at page 12 under the heading “Additional Information about Principal Investment Strategies and Principal Risks.”

Comment:

(a)  We could not find much disclosure about both Fund’s investments in large- mid-, and small-capitalization companies in the strategy/risk sections of the summary. Please either add such disclosure to the summary or direct our attention to the relevant sections of the prospectus where it is currently provided.

Response:

•                  The fourth paragraph under the heading “Additional Information about Principal Investment Strategies and Principal Risks” states:  “In order to achieve their investment objectives, the Funds are not limited to the amounts that may be invested based on the size (market capitalizations) of companies.  However, the Funds will generally invest in mid- and large-capitalization companies with market capitalization values (share price times the number of common stock shares outstanding) greater than $1.5 billion. The Funds also may invest a significant portion of its assets in small-capitalization companies.”  We also include risk disclosures relating to large, mid and small cap investing.

Comment:

(b)  The prospectus states, at page 13, that common stocks, preferred stocks, and securities convertible into common stock are “examples of equity securities.” Please expressly identify any other equity securities in which the Funds will primarily invest. (We note that the prospectus also states, at page 4, that equity securities include common stock, preferred stock, and securities convertible into common stock.)

Response:

•                  The Registrant has revised the language to read:  “The Funds will invest primarily in equity securities, including common stock, preferred stock, and securities convertible into, or expected to be exchanged for, equity securities. An equity security represents a proportionate share of the ownership of a company; its value is based on the success of the company’s business, any income paid to stockholders, the value of its assets, and general market conditions.”  The Registrant removed the sentence:  “Common stocks and preferred stocks, and securities convertible into common stocks, are examples of equity securities.”

Comment:

(c)  Please briefly note in the prospectus summary that the Funds may invest in ETFs as a principal strategy, as presently indicated at page 13, and, also, the principal risks of such investments, as presently indicated at page 14.

Response:

•                  The Registrant has removed the paragraphs relating to ETFs, as investment in ETFs is not a principal investment strategy.

Comment:

(d)  Please be certain to briefly describe in the summary each of the different risks discussed in the section that begins on page 13 of the prospectus, following the side heading “Below Investment-Grade Securities Risk/High Yield Risk.” Further in this connection, please review and revise the discussion of the risks set forth in this section, as appropriate, to make it more fully clear why each one of them is deemed to be a principal risk. It is not at all clear to us, for example, why “Municipal Bond Risk,” listed at page 16 of the prospectus, may be expected to be a principal risk of investing in either Fund.

Response:

•                  The Registrant has removed a number of risks, as they were not related to the Funds’ principal investment strategies.

Comment:

(e)  Please expand the discussion of foreign securities risk following the side heading “Foreign Securities Risk,” at pages 14-15, to include relevant disclosure of the principal investment risks of each Fund with respect to expropriation, nationalization, war, dividend withholding, and the costs of converting foreign currencies into U.S. dollars.

Response:

•                  The Registrant has substantially revised the Foreign Securities Rick disclosure to address the Staff’s concerns.

Comment:

(f)  Please insert “Non-” before the side heading “Diversification Risk,” at page 14, to properly reflect the diversification policy of the Funds.

Response:

•                  The Registrant has removed Diversification Risk paragraph.

Comment:

8.  At page 17, under the heading “Investment Adviser,” the prospectus states that, as of September 18, 2008, the Adviser did not have any managed assets. Please update this statement to a more recent date.

Response:

•                  The Registrant has changed September 18, 2008 date to December 8, 2009.

Comment:

9.  The prospectus states, at page 24, that payment for the purchase of shares is not “part of good order.” Please specify when payment for share purchases is required. Please also make it clear what happens when purchases made by regular mail do not include a check.

Response:

•                  The Registrant has revised language on page 24 to address the Staff’s concerns.

Comment:

10.  Please replace the words “seven business days or more” at page 29 of the prospectus, under the side heading “Selling Recently Purchased Shares, “with the words “up to 15 days,” to be consistent with the description of the procedures for redeeming shares on the same page of the prospectus, under the side heading “Redemption Payments.”

Response:

•                  The Registrant has removed the paragraphs under the headings “Selling Recently Purchased Shares” and “Redemption Payments” and added language on page 29 to address the Staff’s concerns.

Comment:

11.  The prospectus refers to share certificates at page 30. Do the Funds issue certificates for their shares?

Response:

•                  The Funds will not issue share certificates.  The reference to share certificates on page 30 has been deleted.

Comment:

12.  The prospectus states, at page 31 under the heading “How to Exchange Shares,” that there is no charge for exchange privileges. Footnote 4 to the fee table states that exchanges made within 30 days of purchase are subject to a 2% exchange fee. Please reconcile the apparent inconsistency.

Response:

•                  The language under “How to Exchange Shares” was revised to address the Staff’s concerns.

Comment:

13.  If the Funds intend to notify investors when their accounts fall below the required minimum amounts referred to in the prospectus, at page 32 under the heading “Accounts with Low Balances,” please disclose that information. If not, please briefly discuss the reasons for not providing such notice with respect to both the mandatory redemption of small accounts and the conversion of Class I shares.

Response:

•                  The language under “Accounts with Low Balances” was revised to address the Staff’s concerns.

Comment:

14.  We have the following comments on the section of the prospectus under the heading “How Fund Share Prices are Calculated,” which begins at page 33.

Comment:

(a)  Please disclose that redemption fees, as well as any applicable CDSC, may be deducted from NAV when shares are sold.

Response:

•                  The Registrant has revised the second paragraph under the heading “How Fund Share Prices are Calculated” to address the Staff’s concerns.

Comment:

(b)  Please explain the distinction between the “last quoted sale price” and the “official closing price” that are referred to in the third full paragraph on page 34. Please also explain in more clear detail how a value that is “within the range” of recent bid and asked prices will be determined both for securities listed on a securities exchange and also for out-the-counter securities, respectively.

Response:

•                  The language in the third full paragraph on page 34 was revised to read: “When determining its NAV, the Funds value cash and receivables at their realizable amounts, and records interest as accrued and dividends on the ex-dividend date.  The Funds generally utilizes an independent pricing service to assist in determining a current market value for each security.  If market quotations are readily available for portfolio securities listed on a securities exchange, the Funds value those securities at the last quoted sale price, or, if there is no reported sales, then the mean between the last quoted closing bid and asked price.  The Funds value over-the-counter portfolio securities at the last sale price in the over-the counter market.  If a non-exchange traded security does not trade on a particular day, the mean between the last quoted bid and asked price will be used.  If portfolio securities trade both in the over-the-counter market and on a stock exchange, the Funds value them according to the broadest and most representative market.”

Comment:

(c)  Please explain in your response letter why events affecting the value of corporate bonds, U.S. government securities and money market instruments before the close of the NYSE may not be reflected in the computation of NAV for the Funds. Please also explain in more complete detail the role and responsibility of third party pricing vendors to monitor these events and provide revised values to the Funds.

Response:

•                  The paragraph relating to corporate bonds, U.S. government securities and money market instruments was deleted.

Comment:

15.  Who makes the fair value determinations described at page 34 of the prospectus, under the heading “Fair Valuation — Individual Securities?”

Response:

•                  The language under the heading “Fair Valuation — Individual Securities” was revised to reflect that the Adviser’s Valuation Committee is responsible for making fair value determinations.

Comment:

16.  Please change what seems to be an incorrect reference to the Worldwide and International Funds at page 35, under the heading “Retirement Plans.”.

Response:

•                  The reference to “Worldwide Fund” and “International Fund” was changed to read:  “Global Value Fund” and “European Value Fund”.

SAI

Comment:

17.  At page B-3, under the heading “Fundamental Investment Policies/Restrictions,” the SAI discloses that, as fundamental policies, the Funds will not borrow money or issue senior securities, except as permitted under the Investment Company Act. Please add a description to the list of fundamental policies in this section to explain what the 1940 Act permits.

Response:

•                  The Registrant has added language under “Borrowing” in the “Investment Strategies and Risks” section and referenced the “Fundamental Investment Policies/Restrictions section to this section to address the Staff’s concerns.  The language added is as follow:

Borrowing. A Fund’s ability to borrow money is limited by its investment policies and limitations, by the 1940 Act, and by applicable exemptions, no-action letters, interpretations, and other pronouncements issued from time to time by the SEC and its staff or any other regulatory authority with jurisdiction. Under the 1940 Act, a Fund is required to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary or emergency purposes. Any borrowings for temporary purposes in excess of 5% of the Fund’s total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or for other reasons, a Fund may be required to sell some of its portfolio holdings within three days (excluding Sundays and holidays) to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell securities at that time.

Borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of a Fund’s portfolio. Money borrowed will be subject to interest costs that may or may not be recovered by earnings on the securities purchased. A Fund also may be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The SEC takes the position that transactions that have a leveraging effect on the capital structure of a Fund or are economically equivalent to borrowing can be viewed as constituting a form of borrowing by the Fund for purposes of the 1940 Act. These transactions can include entering into reverse repurchase agreements; engaging in mortgage-dollar-roll transactions; selling securities short (other than short sales “against-the-box”); buying and selling certain derivatives (such as futures contracts); selling (or writing) put and call options; engaging in sale-buybacks; entering into firm-commitment and standby-commitment agreements; engaging in when-issued, delayed-delivery, or forward-commitment transactions; and other trading practices that have a leveraging effect on the capital structure of a Fund or are economically equivalent to borrowing (additional discussion about a number of these transactions can be found on the following pages). A borrowing transaction will not be considered to constitute the issuance of a “senior security,” as that term is defined in Section 18(g) of the 1940 Act, by a Fund, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by a Fund, if the Fund (1) maintains an offsetting financial position; (2) segregates liquid assets (with such liquidity determined by the advisor in accordance with procedures established by the board of trustees) equal (as determined on a daily mark-to-market basis) in value to the Fund’s potential economic exposure under the borrowing transaction; or (3) otherwise “covers” the transaction in accordance with applicable SEC guidance (collectively, “covers” the transaction). A Fund may have to buy or sell a security at a disadvantageous time or price in order to cover a borrowing transaction. In addition, segregated assets may not be available to satisfy redemptions or for other purposes.

Comment:

18.  Please substitute “25% or more” for “more than 25%” in the statement of the Funds’ industry concentration policy.

Response:

•                  The Registrant has substituted “25% or more” for “more than 25%” for the industry concentration restriction to address the Staff’s concerns.

Comment:

19.  Please revise the last sentence in this section, at page B-4, to make clear that the percentage restrictions described there do not apply to borrowings or illiquid securities investments.

Response:

•                  The language has been revised to address the Staff’s concerns..

*        *        *

If you have any questions, please call me at (212) 705-7523.

Sincerely yours,

/s/ Thomas M. Majewski

Thomas M. Majewski